FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 7, 2019	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Connecting Markets East & West Consolidated Results of Operations Third quarter, year ending March 2019 (US GAAP) Nomura Holdings, Inc. January 2019 © Nomura

Outline

Presentation Financial Supplement

Executive summary (p. 2-4) Consolidated balance sheet (p. 18) Overview of results (p. 5) Value at risk (p. 19) Business segment results (p. 6) Consolidated financial highlights (p. 20) Retail (p. 7-8) Consolidated income (p. 21) Asset Management (p. 9-10) Main revenue items (p. 22)

Wholesale (p. 11-13)Consolidated results: Income (loss) before income taxes by segment and region (p. 23) Non-interest expenses (p. 14) Robust financial position (p. 15) Segment “Other” (p. 24) Funding and liquidity (p. 16) Retail related data (p. 25-28) Asset Management related data (p. 29-30)

Wholesale related data (p. 31)

Number of employees (p. 32)

Executive summary (1/2)

Highlights: FY2018/19 1Q-3Q

- **Loss before income taxes: Y62.1bn; Net loss[1]: Y101.3bn; EPS[2]: -Y30.03**
  - Marked decline YoY in three segment performance driven by US-China trade friction, emerging market turmoil and widening of credit spreads
    - Booked goodwill impairment charge (-Y81.4bn) attributable to Wholesale in 3Q
  - Results outside the three business segments were negatively impacted by one-off factors[3] in 2Q and an unrealized loss on securities due to lower stock prices

	FY2017/18 1Q-3Q	FY2018/19 1Q-3Q	YoY
Net revenue	Y1,118.9bn	Y815.5bn	-27%
Income (loss) before income taxes	Y281.2bn	-Y62.1bn	-
Net income (loss)[1]	Y196.7bn	-Y101.3bn	-
EPS[2]	Y55.12	-Y30.03	-
ROE[4]	9.3%	-	-

Income (loss) before income taxes: Business segment results	FY2017/18 1Q-3Q	FY2018/19 1Q-3Q	YoY
Retail	Y81.7bn	Y46.2bn	-43%
Asset Management	Y54.9bn	Y19.8bn	-64%
Wholesale	Y56.4bn	-Y98.4bn	-
Subtotal	Y193.0bn	-Y32.4bn	-
Other	Y81.4bn	-Y20.6bn	-
Unrealized gain/loss on investments in equity securities held for operating purposes	Y6.9bn	-Y9.0bn	-
Income (loss) before income taxes	Y281.2bn	-Y62.1bn	-

1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Expenses related to settlement with US DoJ over legacy transactions (-Y19.8bn), recognition of FX translation adjustment due to progress in winding up subsidiary in Middle East & Africa (-Y7.0bn)
4. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period

2

FY2018/19 1-3Q: Factors behind loss before income taxes

NOMURA

Changes from same period last year



(billions of yen)
281.2
Retail 81.7
Asset Management 54.9
Wholesale 56.4
Other 81.4
Unrealized gain (loss) on investments in equity securities held for operating purposes 6.9
Retail
-35.5
Asset Management
-35.1
of which, loss related to ACI[1] Approx. -30
Wholesale
Goodwill impairment charge[2] -81.0
-154.8
Booked in FY2017/18
Gain on sale of stake in JAFCO not present in FY2018/19
-9.0
FX translation adjustment due to progress in winding up EMEA subsidiary not present in FY2018/19
-45.4
Booked in FY2018/19
FX translation adjustment due to progress in winding up subsidiary in Middle East & North Africa
-7.0
Expenses related to settlement with US DoJ over legacy transactions
-19.8
Unrealized gain (loss) on investments in Mebuki FG
-18.3
Others[2]
-2.5
Other : -102.0
Unrealized gain (loss) on investments in equity securities held for operating purposes
-15.9
-62.1
FY2017/18 1Q-3Q
FY2018/19 1Q-3Q

1. American Century Investments
2. Goodwill impairment charge (Y81.4bn) attributable to Wholesale is booked as Y81bn in Wholesale and Y0.4bn in segment Other.

3

Executive summary (2/2)

NOMURA

Highlights: FY2018/19 3Q

- **Loss before income taxes: Y76.2bn; Net loss[1]: Y95.3bn; EPS[2]:-Y28.52**
  - Retail reported higher revenues, while Wholesale and Asset Management performance declined significantly
  - In segment Other, one-off factors[3] in 2Q were absent
- **Three segment loss before income taxes totaled Y81.3bn**

Retail

- Although transactions for investment trusts and foreign stocks were sluggish, net revenue increased QoQ mainly on contribution from large IPO
- Stronger net inflows of cash and securities +Y1.76trn

Asset Management

- Assets under management fell on market factors despite 10 straight quarters of inflows
- Loss related to American Century Investments increased QoQ to Y8.3bn following mark-to-market valuation

Wholesale

- Equities had a strong quarter and Investment Banking reported higher revenues, but uncertain market conditions and widening of credit spreads contributed to slower Fixed Income performance
- Goodwill impairment charge (-Y81.0bn) had a substantial negative impact on Wholesale results

Income (loss) before income taxes and net income (loss)[1]



Firm-wide
(billions of yen)
Income before income taxes
Net income (loss)
77.4
56.9
83.0
51.9
120.8
88.0
46.9
22.7
13.6
5.2
0.5
-11.2
-76.2
-95.3
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q
2Q
3Q



Three segment income (loss) before income taxes
Wholesale
Asset Management
Retail
63.8
63.0
66.2
76.9
22.8
26.0
-81.3
FY2017/18
FY2018/19
1Q
2Q
3Q
4Q
1Q
2Q
3Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Expenses related to settlement with US DoJ over legacy transactions (-Y19.8bn), recognition of FX translation adjustment due to progress in winding up subsidiary in Middle East & Africa (-Y7.0bn)

4

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2018/19 FY2018/19 FY2017/18

QoQ YoY

3Q 2Q 3Q

Net revenue 260.6 282.9 -8% 406.6 -36%

Non-interest expenses 336.8 282.5 +19% 285.9 +18%

Income (loss) before income

-76.2 0.5—120.8—taxes

Net income (loss)1 -95.3 -11.2—88.0—

EPS 2 -Y28.52 -Y3.32—Y25.12—

ROE 3 — 12.4%

1. Net income (loss) attributable to Nomura Holdings shareholders.

2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 5

3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results Net revenue and income (loss) before income taxes (billions of yen) FY2018/19 FY2018/19 3Q QoQ YoY 1Q-3Q YoY Net revenue Retail 86.8 1% -22% 265.3 -16% Asset Management 16.2 -34% -56% 66.9 -33% Wholesale 128.2 -13% -23% 413.1 -18% Subtotal 231.2 -10% -26% 745.4 -19% Other* 39.4 52% -56% 79.1 -59% Unrealized gain (loss) on investments in equity -10.0 — -9.0 -securities held for operating purposes Net revenue 260.6 -8% -36% 815.5 -27% Income (loss) Retail 14.0 15% -55% 46.2 -43% before income Asset Management 0.6 -94% -97% 19.8 -64% taxes Wholesale -95.9 — -98.4 -Subtotal -81.3 — -32.4 -Other* 15.1—-70% -20.6 -Unrealized gain (loss) on investments in equity -10.0 — -9.0 -securities held for operating purposes Income (loss) before income taxes -76.2 — -62.1 - *Additional information on “Other” (3Q) ï® Gain related to economic hedging (Y25.1bn) Loss on changes to own and counterparty credit spread relating to Derivatives (-Y0.4bn) 6

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2017/18		FY2018/19			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	111.3	98.2	92.8	85.7	**86.8**	+1%	-22%
Non-interest expenses	80.0	76.7	72.9	73.5	**72.7**	-1%	-9%
Income before income taxes	31.3	21.4	19.9	12.2	**14.0**	+15%	-55%

Key points

- Net revenue: Y86.8bn (+1% QoQ; -22% YoY)
- Income before income taxes: Y14.0bn (+15% QoQ; -55% YoY)

- Bear market weighed on investor sentiment; Investment trusts and foreign stock transactions remained weak
- Large IPO helped keep revenues flat QoQ

- Client franchise

	Dec / 3Q	Sep / 2Q
– Retail client assets	Y110.0trn	Y122.8trn
– Accounts with balance	5.35m	5.32m
– NISA accounts opened (accumulated)[1]	1.69m	1.67m
– Net inflows of cash and securities[2]	Y1,762.2bn	Y681.6bn

Total sales[3]

(billions of yen)



Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
4,000
3,000
2,000
1,000
0
FY2017/18
FY2018/19
3Q
4Q
1Q
2Q
3Q

Total sales[3] up 22% QoQ

- Stocks: +52% QoQ
  - Subscriptions for primary stocks[4] increased to Y558.3bn (5.3x QoQ) and sales of secondary stocks improved QoQ
- Investment trusts: -23% QoQ
  - Sales remained weak on the back of a drop off in investor sentiment; Inflows booked into impact investing focused US stock fund
- Bonds: Y445.9bn; +7% QoQ
  - Sales of JGBs for individuals increased 15% QoQ to Y237.6bn
  - Sales of foreign bonds declined from previous quarter which included a significant contribution from primary transactions
- Sales of discretionary investments and insurance decreased 17% QoQ

1. Includes Junior NISA. 2. Cash and securities inflows minus outflows, excluding regional financial institutions.
3. Retail channels only. 4. Retail channels, Net & Call, and Hotto Direct

7

NOMURA

Retail: Continue to grow client franchise

Recurring revenue


(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
28%
29%
31%
31%
31%
89.2
90.0
90.4
90.9
89.9
FY2017/18
FY2018/19
3Q
4Q
1Q
2Q
3Q

- Recurring revenue down slightly QoQ; Despite continued net inflows into discretionary investments, fee-based AuM declined due to market factors
  - Managed costs to maintain recurring revenue cost coverage ratio of 31%

	Dec / 3Q	Sep / 2Q
Recurring revenue	Y22.7bn	Y22.9bn
– Investment trust net inflows[1]	-Y62.9bn	-Y60.2bn
– Discretionary investment new inflows[1]	Y44.2bn	Y83.8bn
Sales of insurance products[2]	Y53.2bn	Y46.8bn
Inflows of cash and securities[2]	Y1,318.4bn	Y1,039.7bn

Discretionary investment AuM


(billions of yen)
Quarterly net inflows[1]
2,800
2,600
2,400
2,200
2,000
2,682.2
79.4
2,662.8
58.8
2,716.2
57.8
2,843.8
83.8
2,730.3
44.2
FY2017/18
FY2018/19
3Q / Dec
4Q / Mar
1Q / Jun
2Q / Sep
3Q / Dec

Net inflows of cash and securities[3]


(billions of yen)
IPO subscriptions
Large deposits of stocks
JGBs for individuals, etc.
1,762.2
681.6
-14.0
-196.1
-36.5
FY2017/18
FY2018/19
3Q
4Q
1Q
2Q
3Q

1. *Retail channels and Japan Wealth Management Group.*
2. *Retail channels only.*
3. *Cash and securities inflows minus outflows, excluding regional financial institutions*

8

Asset Management

NOMURA

Net revenue and income before income taxes[1]

(billions of yen)

	FY2017/18		FY2018/19			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	36.5	27.3	26.1	24.7	**16.2**	-34%	-56%
Non-interest expenses	15.7	16.0	15.8	15.8	**15.6**	-1%	-0.3%
Income before income taxes	20.8	11.3	10.3	8.9	**0.6**	-94%	-97%

Assets under management (net)[2]

(trillions of yen)



Investment trust business
Investment advisory business
50.7
16.4
34.3
50.0
15.9
34.1
50.8
16.2
34.7
52.8
16.8
36.0
48.3
15.1
33.3
FY2017/18
FY2018/19
Dec
Mar
Jun
Sep
Dec

Key points

- Net revenue: Y16.2bn (-34% QoQ; -56% YoY)
- Income before income taxes: Y0.6bn (-94% QoQ; -97% YoY)
  - Despite continued inflows, AuM declined due to market factors
  - Loss related to American Century Investments increased QoQ to Y8.3bn following mark-to-market valuation

Investment trust business

- Inflows up 4x QoQ driven mainly by ETFs
  - ETFs: Inflows (Y1.4trn) at second highest level ever (Dec. AuM: Y15.2trn)
  - Funds for discretionary investments and wrap accounts booked inflows on increase in new contracts
  - Publicly offered funds (excl. ETFs): Inflows into Nomura ACI Advanced Medical Impact Investment launched in Oct. (Dec. AuM: Y116.8bn)

Investment advisory business and international businesses

- Outflows from large public pension fund in Japan
- Internationally, US high-yield funds saw excess redemptions by US institutional investors, while in EMEA the UCITS[3] JSV[4] fund reported outflows due to redemptions and a decline in overall mandate level

1. *Figures from FY2018/19 1Q onwards do not include Nomura Funds Research and Technologies.*
2. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square. Figures from June 2018 do not include Nomura Funds Research and Technologies.*
3. *Undertakings for Collective Investment in Transferable Securities*
4. *Japan Strategic Value*

9

Nomura Asset Management share of public investment trust Flow of funds1 market2 (billions of yen) 28.0% 27.7% Investment trust business Investment advisory business 27.4% 27.3% 27.3% 1,404 26.9% 1,500 787 248 1,000 718 26.0% 1,156 372 436 1,141 500 773 156 263 109 280 0 -55 -354 24.0% -500 FY2017/18 FY2018/19 FY2017/18 FY2018/19 3Q 4Q 1Q 2Q 3Q Dec Mar Jun Sep Dec Flow of funds in investment trust business1 NCRAM3 AuM growing over medium term on highly rated performance (billions of yen) MRFs, MMFs, etc. (trillions of yen) ï® Expanded client Investment trust business AuM: +Y1trn (incl. inflows: +Y0.9trn) ETF franchise (excl. ETFs) Other investment trusts (excl. ETFs) 2,000 1,740 2.9—Latin American 2.7 2.8 2.6 1,500 1,391 0.1 pension funds 2.4 0.0 0.4 —Embedded 1,000 products for 0.5 580 510 1.6 500 individual clients 193 147 0.2 in US managed 116 0 by ACI4 -584 -250 -230 -500ï® Developed -1,000 Flow of funds in NCRAM -0.1 product lineup FY2017/18 FY2018/19 FY2015/16FY2016/17FY2017/18 FY2018/19—Global high yield 3Q 4Q 1Q 2Q 3Q FY/Mar FY/Mar FY/Mar 1Q/Jun 2Q/Sep 3Q/Dec strategy, etc. 10 1. Based on assets under management (net)    2.    Source: The Investment Trusts Association, Japan    3.    Nomura Corporate Research and Asset Management    4.    American Century Investments

Wholesale

NOMURA

Net revenue[1], income (loss) before income taxes[2]

(billions of yen)

	FY2017/18		FY2018/19			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Global Markets	137.6	180.0	112.2	123.8	**103.5**	-16%	-25%
Investment Banking	28.1	31.4	25.1	23.9	**24.7**	+4%	-12%
Net revenue	165.6	211.4	137.3	147.7	**128.2**	-13%	-23%
Non-interest expenses	151.6	167.2	144.7	142.7	**224.1**	+57%	+48%
Income (loss) before income taxes	14.0	44.2	-7.4	4.9	**-95.9**	-	-

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
53.2
27.6
18.5
66.4
68.1
48.1
32.1
63.0
49.9
29.2
16.7
41.5
42.9
24.5
20.3
59.9
41.3
27.3
10.6
49.0
Americas
EMEA
AEJ
Japan
FY2017/18
FY2018/19
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y128.2bn (-13% QoQ; -23% YoY)
- Loss before income taxes: Y95.9bn

- Robust performance in Equities offset by weaker quarter in Fixed Income in Japan, Americas and AEJ due to market uncertainties and credit spread widening
- Investment Banking reported slightly higher revenues QoQ
- Loss before income taxes driven by substantial increase in expenses due to goodwill impairment charge (Y81.0bn)

Net revenue by region (QoQ; YoY)

- Japan: Y49.0bn (-18%; -26%)
  - Equities revenues increased, while Fixed Income was sluggish, mainly in Rates and Credit
  - Investment Banking played leading role as joint global coordinator of Japan's largest-ever IPO

- Americas: Y41.3bn (-4%; -22%)
  - Equity Derivatives had a strong quarter, monetizing market volatility; Cash Equities revenues increased QoQ
  - Fixed Income slowed, primarily in Rates and Credit

- EMEA: Y27.3bn (+11%; -1%)
  - All business lines reported stronger revenues QoQ

- AEJ: Y10.6bn (-48%; -43%)
  - Fixed Income revenues declined driven by Credit and FX & EM
  - Equity Derivatives performance declined QoQ

1. *FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.*
2. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q, 2Q and 3Q declined by approx. 4.6 billion yen, approx. 4.1 billion yen and approx. 4.7 billion yen respectively.*

11

NOMURA

Wholesale: Global Markets

Net revenue[1]



(billions of yen)
Equities
Fixed Income
Changes in accounting policies[2]
137.6
60.9
76.7
180.0
84.4
95.7
112.2
54.5
57.7
123.8
54.2
69.6
103.5
65.9
37.5
QoQ -16%
YoY -25%
FY2017/18
FY2018/19
3Q
4Q
1Q
2Q
3Q

FY2018/19 3Q net revenue by region



YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y103.5bn (-16% QoQ; -25% YoY)
  - Equities reported strong revenue growth on an uptick in client activity, while Fixed Income declined due to challenging market conditions

Fixed Income

- Net revenue: Y37.5bn (-46% QoQ; -51% YoY)
  - Sluggish performance in Rates and FX & EM due to uncertain market environment, exacerbated by impact in Credit performance from widening of spreads

Equities

- Net revenue: Y65.9bn (+22% QoQ; +8% YoY)
  - Derivatives monetized higher activity and volatility to deliver stronger revenues in Americas and Japan; Cash Equities was flat QoQ

- Americas: Equities reported a recovery in Cash and strong performance in Derivatives, while Fixed Income slowed in Rates and Credit
- EMEA: QoQ rebound in Credit driven by pick-up in Financing activity
- AEJ: FX & EM and Credit slowed down from last quarter, while Equities performance was impacted by decline in Derivatives
- Japan: Equities saw strong performance in Derivatives, while slowdown in Rates and Credit drove down Fixed Income results

1. *FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.*
2. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q, 2Q and 3Q declined by approx. 4.6 billion yen, approx. 4.1 billion yen, approx. 4.7 billion yen respectively.*

12

NOMURA

Wholesale: Investment Banking

Net revenue[1]


(billions of yen)
28.1
31.4
25.1
23.9
24.7
QoQ +4%
YoY -12%
FY2017/18
FY2018/19
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y24.7bn (+4% QoQ; -12% YoY)
  - Net revenue up QoQ driven by a mega IPO transaction as well as multiple cross-border transactions

  Japan
  - ✓ Supported SoftBank's global IPO leveraging capabilities from across the firm
  - ✓ Participated in multiple group restructuring and industry consolidation M&A transactions

  International
  - ✓ Solutions revenues increased on uptick in demand for hedging transactions driven by higher market volatility
  - ✓ Effects of deteriorating market conditions included execution timing delays, etc.

Won multiple high-profile /cross-border mandates

Cross-border deals

ECM / DCM	Softbank Global IPO (Y2.6trn)	
	Tokyu Fudosan Holdings Global PO (Y58.2bn)	Societe Generale (France) Samurai Bond (Y160bn)
	SolarWinds (US) IPO ($375m)	Bank of China Euro-Yen Green Bond (Y30bn)
	Park24 Euro-Yen CB (Y35.9bn)	Diageo Finance (UK) EUR Denominated Bond (€2.0bn)
M&A, etc.	Johnson & Johnson's (US) acquisition of **Ci:z Holdings** (Y229.8bn)	**Electricite De France**'s (France) sale of Dunkerque LNG SAS (France) to Investor Group (€1,800m)
	Verisure Holdings' (Switzerland) Refinancing (€1.0bn)	**L Catterton**'s (US) sale of OneSpaWorld to Haymaker Acquisition Corp (US) ($948m)
	Heineken's (Netherlands) strategic partnership with **China Resources Beer** (HKD24bn/$300m)	**Sazerac**'s (US) acquisition of 19 US brands from Diageo (UK) ($550m)
	Acquisition financing in support of **Vestar Capital Partners**' (US) buyout of Information Resources (US) ($1.7bn)	**SHOWA SHELL SEKIYU**'s business integration with Idemitsu Kosan (Y764.5bn)

1. FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.

13

Non-interest expenses

NOMURA

Full year | Quarter



(billions of yen)
1,500
1,000
500
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage¹
Compensation and benefits
1,080.4
1,168.8
285.9
331.1
258.4
282.5
336.8
(billions of yen)
400
300
200
100
0

	FY2016/17	FY2017/18	FY2017/18 3Q	FY2017/18 4Q	FY2018/19 1Q	FY2018/19 2Q	FY2018/19 3Q	QoQ
Compensation and benefits	496.4	530.6	131.4	141.0	127.7	125.8	**118.9**	**-5.5%**
Commissions and floor brokerage[1]	94.5	99.9	25.3	25.6	20.9	19.6	**23.8**	**21.7%**
Information processing and communications	175.3	184.8	49.0	43.9	41.0	40.5	**41.8**	**3.1%**
Occupancy and related depreciation	69.8	67.9	16.8	16.8	16.4	16.5	**15.9**	**-3.7%**
Business development expenses	35.1	36.8	9.8	10.7	8.9	9.3	**9.1**	**-2.3%**
Other	209.3	248.9	53.6	93.1	43.5	70.8	**127.3**	**79.9%**
Total	1,080.4	1,168.8	285.9	331.1	258.4	282.5	**336.8**	**19.2%**

Key points

- Non-interest expenses: Y336.8bn (+19% QoQ)
  - Compensation and benefits (-5% QoQ)
    - ✓ Decline in bonus provisions in line with performance
  - Commissions and floor brokerage (+22% QoQ)
    - ✓ Increased along with trading volumes
    - ✓ Increased commissions related to large IPO
  - Other (+80% QoQ)
    - ✓ Booked goodwill impairment charge of Y81.4bn attributable to Wholesale

1. On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q, 2Q and 3Q declined by approx. 4.6 billion yen, approx. 4.1 billion yen and approx. 4.7 billion yen respectively.

14

NOMURA

Robust financial position

Balance sheet related indicators[1] and capital ratios

	Mar 2018	Sep 2018	Dec 2018
■ Total assets	Y40.3trn	Y45.4trn	Y45.1trn
■ Shareholders' equity	Y2.7trn	Y2.8trn	Y2.7trn
■ Gross leverage	14.7x	16.2x	16.9x
Net leverage[2]	8.8x	9.1x	9.9x
■ Level 3 assets[3] (net)	Y0.5trn	Y0.6trn	Y0.6trn
■ Liquidity portfolio	Y4.6trn	Y5.0trn	Y5.0trn

(billions of yen)

Basel 3 basis	Mar 2018	Sep 2018	Dec[3] 2018
Tier 1 capital	2,666	2,714	2,637
Tier 2 capital	66	61	61
Total capital	2,732	2,775	2,698
RWA	15,122	14,981	13,824
Tier 1 capital ratio	17.6%	18.1%	19.0%
CET 1 capital ratio[4]	16.5%	17.0%	17.8%
Consolidated capital adequacy ratio	18.1%	18.5%	19.5%
Consolidated leverage ratio[5]	4.74%	4.45%	4.46%
HQLA[6]	Y4.0trn	Y4.4trn	Y4.5trn
LCR[6]	153.6%	191.1%	196.7%

RWA and CET 1 capital ratio[4]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
17.3%
16.5%
16.1%
17.0%
17.8%
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
FY2017/18
FY2018/19
Dec
Mar
Jun
Sep
Dec

Level 3 assets[3] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
18%
18%
18%
20%
22%
FY2017/18
FY2018/19
Dec
Mar
Jun
Sep
Dec

1. Balance sheet as of Mar 2018 was revised. Please refer to page 18 for further details.
2. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.
3. December 2018 is preliminary.
4. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.
5. Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).
6. Daily average for each quarter.

15

Balance sheet Balance sheet structure (As of December 2018) Assets Liabilities and equity ï® Highly liquid, healthy balance sheet 2 Unsecured funding structure – 80% of assets are highly liquid Approx. 80% of unsecured funding ï® is trading and related assets that are long-term debt marked-to-market and matched to Diversified sources of funding ï® trading and related liabilities through Short-term debt repos etc. (regionally and by Trading liabilities 17% Long-term debt due currency) and related1 Trading assets within 1yr, 5% – Other assets are funded by equity 1 and related International and long-term debt, ensuring 26% structural stability Loans Bank lending Long-term market Liquidity portfolio2 Other liabilities debt, 78% Euro MTN/Yen, Retail Average retail bonds, etc. Short-term borrowings market maturity    Japan 5.9 years3 Liquidity portfolio: Cash and cash deposits Long-term ï® borrowings 74% Euro – Y5.0trn, or 11% of total assets Other assets MTN/Other, Wholesale Total equity wholesale market – Maintain a high quality liquidity bonds, etc. portfolio surplus without the need for additional unsecured funding Breakdown of Long-term Funding of short-term/long- debt by long-term over a certain period term debt region debt 1. Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc. 2. Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. 16 3. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Financial Supplement

NOMURA

Consolidated balance sheet

Consolidated balance sheet[1]

(billions of yen)	Mar 31, 2018	Dec 31, 2018	Increase (Decrease)
Assets			
Total cash and cash deposits	2,959	**3,080**	121
Total loans and receivables	3,875	**3,872**	-3
Total collateralized agreements	16,238	**18,623**	2,385
Total trading assets[2] and private equity investments	14,980	**17,537**	2,556
Total other assets	2,292	**2,001**	-291
Total assets	40,344	**45,113**	4,769

	Mar 31, 2018	Dec 31, 2018	Increase (Decrease)
Liabilities			
Short-term borrowings	743	**808**	65
Total payables and deposits	3,568	**3,715**	147
Total collateralized financing	16,697	**21,710**	5,013
Trading liabilities	8,203	**7,692**	-511
Other liabilities	951	**738**	-212
Long-term borrowings	7,383	**7,743**	360
Total liabilities	37,544	**42,407**	4,863
Equity			
Total NHI shareholders' equity	2,749	**2,663**	-86
Noncontrolling interest	51	**43**	-7
Total liabilities and equity	40,344	**45,113**	4,769

1. Cash margin collected from clients and remitted to central clearing houses was reflected on Nomura's consolidated balance sheets. However, with effect from April 1, 2018, revisiting nature of the transactions, Nomura has revised its accounting policy for when such balances are recognized on Nomura's consolidated group balance sheet and as a result, certain cash margin amounts held on behalf of clients as well as an equivalent amount reflecting the obligation to return such amounts to clients are no longer recognized on the balance sheet if certain criteria are met. Nomura has restated previously reported amounts of Receivables from other than customers decreased by 237.0 billion yen and Payables to other than customers decreased by 237.0 billion yen, respectively, to conform to the current presentation. Also, daily variation margin for certain derivative transactions traded in Japan was reflected on Nomura's consolidated balance sheets. However, from April 1, 2018, Nomura changed its accounting policy as a result of amendment of the rules of a specific central clearing house and daily variation margin is now off-balanced. Nomura has restated previously report amounts of Trading assets decreased by 4.9 billion yen, Receivables from other than customers decreased by 5.5 billion yen and Trading liabilities decreased by 10.4 billion yen respectively to conform to the current presentation. 2. Including securities pledged as collateral.

18

Value at risk ï® Definition ï® From April 1, 2018, to December 31, 2018 (billions of yen)—99% confidence level—Maximum: 10.6—1-day time horizon for outstanding portfolio—Minimum:    3.1—Inter-product price fluctuations considered—Average:    4.6 (billions of yen) FY2016/17 FY2017/18 FY2017/18 FY2018/19 Mar Mar Dec Mar Jun Sep Dec Equity 0.7 1.2 1.2 1.2 2.2 2.1 1.1 Interest rate 2.7 3.1 2.7 3.1 2.9 2.9 3.5 Foreign exchange 1.7 3.2 2.6 3.2 2.3 2.2 1.7 Sub-total 5.0 7.5 6.5 7.5 7.4 7.2 6.3 Diversification benefit -1.7 -1.1 -1.3 -1.1 -2.9 -2.7 -1.4 VaR 3.3 6.4 5.2 6.4 4.5 4.5 4.9 19

Consolidated financial highlights Full year Quarter (billions of yen) (billions of yen) 9.3% 300 8.7% 10% 100 7.9% 10% 7.9% 8% Net income (loss) 8% 6% attributable to 50 88.0 4% Nomura Holdings, 200 22.7 Inc. (‘‘NHI’’) 6% 0.8% 2% 239.6 shareholders 5.2 0 0% 4% -11.2 ROE(%) 100 219.3 -50 2% 0 0% -100 -95.3 FY2017/18 FY2018/19 FY2016/17 FY2017/18 3Q 4Q 1Q 2Q 3Q Net revenue 1,403.2 1,497.0 406.\6 378.0 272.0 282.9 260.6 Income (loss) before income taxes 322.8 328.2 120.8 46.9 13.6 0.5 -76.2 Net income (loss) attributable to Nomura 239.6 219.3 88.0 22.7 5.2 -11.2 -95.3 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,789.9 2,749.3 2,841.7 2,749.3 2,797.2 2,800.8 2,662.9 ROE (%)1 8.7% 7.9% 9.3% 7.9% 0.8% —Basic-Net income (loss) attributable to NHI 67.29 63.13 25.55 6.68 1.54 -3.31 -28.52 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 65.65 61.88 25.12 6.56 1.50 -3.32 -28.52 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 790.70 810.31 835.72 810.31 822.88 828.02 805.07 20 1. Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

NOMURA

(billions of yen)	Full year		Quarter				
	FY2016/17	FY2017/18	FY2017/18		FY2018/19		
			3Q	4Q	1Q	2Q	3Q
Revenue							
Commissions[1]	327.1	373.3	101.7	95.4	79.5	74.8	**72.7**
Fees from investment banking	92.6	101.7	29.3	22.6	24.0	19.1	**33.1**
Asset management and portfolio service fees	216.5	245.6	63.8	62.3	63.0	62.7	**60.6**
Net gain on trading	475.6	442.9	87.7	146.3	71.9	75.8	**96.9**
Gain (loss) on private equity investments	1.4	-0.9	-2.4	1.5	0.6	0.3	**0.5**
Interest and dividends	441.0	585.7	161.4	148.2	169.6	188.7	**214.5**
Gain (loss) on investments in equity securities	7.7	2.7	4.5	-5.0	2.1	-1.1	**-9.9**
Other	153.6	221.2	84.6	39.9	20.5	28.1	**-11.1**
Total revenue	1,715.5	1,972.2	530.6	511.2	431.0	448.4	**457.4**
Interest expense	312.3	475.2	124.0	133.2	159.0	165.5	**196.8**
Net revenue	1,403.2	1,497.0	406.6	378.0	272.0	282.9	**260.6**
Non-interest expenses[1]	1,080.4	1,168.8	285.9	331.1	258.4	282.5	**336.8**
Income (loss) before income taxes	322.8	328.2	120.8	46.9	13.6	0.5	**-76.2**
Net income (loss) attributable to NHI shareholders	239.6	219.3	88.0	22.7	5.2	-11.2	**-95.3**

1. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q, 2Q and 3Q declined by approx. 4.6 billion yen, approx. 4.1 billion yen and approx. 4.7 billion yen respectively.*

21

Main revenue items

Full year Quarter

FY2017/18 FY2018/19

(billions of yen) FY2016/17 FY2017/18 3Q 4Q 1Q 2Q 3Q Stock brokerage commissions1 210.0 243.8 68.4 63.8 50.2 47.4 50.5 Other brokerage commissions 15.1 17.0 4.3 6.0 4.1 3.4 4.3

Commissions Commissions for distribution of investment trusts 75.1 85.7 22.1 19.5 17.8 15.6 11.5

Other 26.9 26.9 6.9 6.2 7.3 8.4 6.4 Total 327.1 373.3 101.7 95.4 79.5 74.8 72.7

Equity underwriting and distribution 22.4 23.2 5.2 4.1 5.8 5.9 14.7 Bond underwriting and distribution 16.9 16.3 4.9 3.4 6.2 4.6 6.6

Fees from

M&A / Financial advisory fees 34.4 39.3 13.7 9.1 7.3 5.6 7.3 investment banking

Other 18.9 22.9 5.5 6.0 4.7 3.0 4.5 Total 92.6 101.7 29.3 22.6 24.0 19.1 33.1

Asset management Asset management fees 148.7 170.4 43.9 44.1 43.6 43.4 41.5 and portfolio service Administration fees 50.2 57.9 15.5 14.1 15.2 15.3 15.2 fees Custodial fees 17.6 17.3 4.3 4.2 4.1 4.0 3.9 Total 216.5 245.6 63.8 62.3 63.0 62.7 60.6

1. On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 “Revenue from Contracts with Customers” and revenues and expenses related to certain Execution Services transactions are now shown 22 as net value rather than gross value. As a result, revenues and expenses for FY2018/19 1Q, 2Q and 3Q declined by approx. 4.6 billion yen, approx. 4.1 billion yen and approx. 4.7 billion yen respectively.

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2016/17	FY2017/18	FY2017/18		FY2018/19		
			3Q	4Q	1Q	2Q	3Q
Retail	74.8	103.1	31.3	21.4	19.9	12.2	**14.0**
Asset Management[1]	42.3	66.2	20.8	11.3	10.3	8.9	**0.6**
Wholesale	161.4	100.6	14.0	44.2	-7.4	4.9	**-95.9**
Three business segments total	278.6	269.9	66.2	76.9	22.8	26.0	**-81.3**
Other[1]	37.6	56.4	50.4	-25.0	-11.2	-24.5	**15.1**
Segments total	316.2	326.3	116.6	51.9	11.6	1.6	**-66.2**
Unrealized gain (loss) on investments in equity securities held for operating purposes	6.6	1.9	4.2	-5.0	2.0	-1.1	**-10.0**
Income (loss) before income taxes	322.8	328.2	120.8	46.9	13.6	0.5	**-76.2**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter				
	FY2016/17	FY2017/18	FY2017/18		FY2018/19		
			3Q	4Q	1Q	2Q	3Q
Americas	50.0	-8.8	10.8	-26.0	-1.7	-21.6	**-87.1**
Europe	14.4	-14.7	-16.5	0.9	-5.2	-11.6	**-14.5**
Asia and Oceania	23.7	22.8	7.4	6.4	-0.8	1.0	**-3.9**
Subtotal	88.1	-0.7	1.7	-18.7	-7.7	-32.2	**-105.5**
Japan	234.7	328.8	119.1	65.6	21.3	32.6	**29.4**
Income (loss) before income taxes	322.8	328.2	120.8	46.9	13.6	0.5	**-76.2**

1. From FY2018/19 1Q, Nomura Funds Research and Technologies has been moved from Asset Management to segment Other.
2. Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended December 31, 2018). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

23

Segment “Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen)

80.0

60.0 56.4

50.4 37.6 40.0

20.0 15.1

0.0

-20.0 -11.2

-25.0 -24.5

-40.0

1 2 1 2 3 4 5

FY2017/18 FY2018/19

FY2016/17 FY2017/18 3Q 4Q 1Q 2Q 3Q Net gain (loss) related to economic

-7.3 -6.5 -8.0 1.7 -13.8 -16.0 25.1 hedging transactions Realized gain (loss) on investments in equity

1.1 0.8 0.4 0.0 0.0 0.0 0.1 securities held for operating purposes Equity in earnings of affiliates 32.3 34.2 7.8 11.0 6.6 8.5 1.4 Corporate items -6.4 -41.9 -3.4 -40.2 -2.5 -23.7 0.6 Others 17.9 69.7 53.7 2.6 -1.6 6.7 -12.2 Income (loss) before income taxes 37.6 56.4 50.4 -25.0 -11.2 -24.5 15.1

24

Retail related data (1)

NOMURA

(billions of yen)	Full year FY2016/17	Full year FY2017/18	Quarter FY2017/18 3Q	FY2017/18 4Q	FY2018/19 1Q	FY2018/19 2Q	FY2018/19 3Q	QoQ	YoY
Commissions	171.8	192.7	54.1	47.5	40.8	36.8	**34.1**	**-7.3%**	**-37.0%**
Of which, stock brokerage commission	62.8	82.2	25.4	21.7	16.8	15.3	**15.8**	**3.6%**	**-37.7%**
Of which, commissions for distribution of investment trusts	82.3	87.1	22.6	19.5	18.5	15.6	**11.7**	**-25.5%**	**-48.4%**
Sales credit	85.3	91.5	23.8	17.5	18.9	15.5	**10.9**	**-29.2%**	**-54.0%**
Fees from investment banking and other	27.3	26.0	6.6	6.1	6.0	7.0	**14.3**	**103.7%**	**117.4%**
Investment trust administration fees and other	81.8	93.6	24.2	24.0	24.4	24.0	**23.6**	**-1.5%**	**-2.4%**
Net interest revenue	8.3	9.2	2.6	3.0	2.8	2.4	**3.8**	**55.6%**	**46.2%**
Net revenue	374.4	412.9	111.3	98.2	92.8	85.7	**86.8**	**1.3%**	**-22.0%**
Non-interest expenses	299.6	309.8	80.0	76.7	72.9	73.5	**72.7**	**-1.0%**	**-9.1%**
Income before income taxes	74.8	103.1	31.3	21.4	19.9	12.2	**14.0**	**15.0%**	**-55.1%**
Domestic distribution volume of investment trusts[1]	3,376.3	3,610.5	905.3	875.3	747.6	648.8	**527.5**	**-18.7%**	**-41.7%**
Bond investment trusts	0.2	0.0	0.0	0.0	0.0	0.0	**0.0**	**-**	**-**
Stock investment trusts	2,955.3	3,198.6	820.6	726.8	669.1	583.6	**451.7**	**-22.6%**	**-45.0%**
Foreign investment trusts	420.8	411.9	84.7	148.5	78.5	65.2	**75.8**	**16.2%**	**-10.5%**
Other									
Accumulated value of annuity insurance policies	2,941.5	3,094.5	3,057.6	3,094.5	3,139.0	3,178.2	**3,225.1**	**1.5%**	**5.5%**
Sales of JGBs for individual investors (transaction base)	1,129.9	628.1	194.6	224.1	312.2	206.5	**237.6**	**15.0%**	**22.1%**
Retail foreign currency bond sales	1,131.2	1,249.9	253.7	318.4	234.6	211.0	**193.1**	**-8.5%**	**-23.9%**

25

1. *Excluding former Net & Call. Former Net & Call included from FY2017/18 4Q.*

Retail related data (2)

Retail client assets

(trillions of yen)

140

Other 122.8

117.7 118.6 122.8

117.7

120 110.0

Foreign investment 107.7 trusts

100

Bond investment trusts 80 Stock investment trusts 60 Domestic bonds

40

Foreign currency 20 bonds Equities

0

FY2016/17 FY2017/18 FY2017/18 FY2018/19

Mar Mar Dec Mar Jun Sep Dec Equities 66.3 75.7 79.2 75.7 76.4 79.8 68.4 Foreign currency bonds 6.0 6.1 6.2 6.1 6.1 6.1 6.2 Domestic bonds1 11.7 11.9 11.8 11.9 11.9 12.1 12.3 Stock investment trusts 8.8 9.1 9.5 9.1 9.1 9.2 8.3 Bond investment trusts 7.3 7.1 7.9 7.1 7.2 7.1 6.8 Foreign investment trusts 1.3 1.2 1.3 1.2 1.2 1.2 1.1 Other2 6.4 6.7 6.9 6.7 6.7 7.2 6.9 Total 107.7 117.7 122.8 117.7 118.6 122.8 110.0

26

1. Including CBs and warrants.    2.                Including annuity insurance.

Retail related data (3)

Net inflows of cash and securities1

Full year Quarter

(billions of yen) (billions of yen)

2,000 2,000

1,762

1,500 1,500

1,000 1,000

682

500 500

0 0

-14 -37 -196 -306 -500 -403 -500

FY2017/18 FY2018/19 FY2016/17 FY2017/18

3Q 4Q 1Q 2Q 3Q

1. Cash and securities inflows minus outflows, excluding regional financial institutions. 27

Retail related data (4)

Number of accounts

(thousands) FY2016/17 FY2017/18 FY2017/18 FY2018/19

Mar Mar Dec Mar Jun Sep Dec

Accounts with balance 5,363 5,318 5,326 5,318 5,318 5,318 5,354

Equity holding accounts 2,836 2,822 2,800 2,822 2,823 2,829 2,905

Online service accounts1, 2 4,456 4,387 4,342 4,387 4,427 4,470 4,526

New Individual accounts / IT share3

Full year Quarter

FY2017/18 FY2018/19

(thousands) FY2016/17 FY2017/18 3Q 4Q 1Q 2Q 3Q New individual accounts 231 231 60 66 58 65 73

IT share3

No. of orders 57% 67% 60% 78% 78% 78% 77% Transaction value 34% 43% 38% 56% 53% 54% 53%

1. Number of accounts for previous years have been reclassified in line with definition introduced in FY2017/18 1Q.

2. Net & Call and Home Trade were merged in January 2018 to form Online Services which started providing new services. 28

3. Ratio of cash stocks traded via former Home trade. From FY2017/18 4Q, ratio of cash stocks traded via Online Services.

Asset Management related data (1)

Full year Quarter

FY2017/18 FY2018/19

FY2016/17 FY2017/18 QoQ YoY

(billions of yen) 3Q 4Q 1Q 2Q 3Q

Net revenue1 99.4 127.3 36.5 27.3 26.1 24.7 16.2 -34.5% -55.7% Non-interest expenses1 57.1 61.2 15.7 16.0 15.8 15.8 15.6 -1.0% -0.3% Income before income taxes1 42.3 66.2 20.8 11.3 10.3 8.9 0.6 -93.7% -97.3%

Assets under management by company

(trillions of yen) FY2016/17 FY2017/18 FY2017/18 FY2018/19

Mar Mar Dec Mar Jun Sep Dec Nomura Asset Management 47.4 52.4 53.3 52.4 53.1 55.1 50.2 Nomura Funds Research and Technologies 2.8 2.8 2.9 2.8 — -Nomura Corporate Research and Asset Management 2.4 2.7 2.8 2.7 2.8 2.9 2.6 Assets under management (gross) 2 52.6 57.8 59.1 57.8 55.9 58.0 52.9    Group company overlap 8.3 7.8 8.3 7.8 5.1 5.2 4.5 Assets under management (net) 3 44.4 50.0 50.7 50.0 50.8 52.8 48.3

1. Figures from FY2018/19 1Q onwards do not include Nomura Fund Research and Technologies.

2. Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square. Figures from June 2018 do not include

Nomura Fund Research and Technologies.    29

3. Net after deducting duplications from assets under management (gross).

Asset Management related data (2)

Asset inflows/outflows by business1

Full year Quarter

FY2017/18 FY2018/19

(billions of yen) FY2016/17 FY2017/18 3Q 4Q 1Q 2Q 3Q Investment trusts business 1,590 3,131 773 1,156 263 280 1,141 of which ETFs 1,934 3,022 193 1,740 147 510 1,391 Investment advisory business 584 203 -55 248 109 156 -354 Total net asset inflow 2,174 3,334 718 1,404 372 436 787

Domestic public investment trust market and Nomura Asset Management market share2

(trillions of yen) FY2016/17 FY2017/18 FY2017/18 FY2018/19

Mar Mar Dec Mar Jun Sep Dec Domestic public stock investment trusts Market 85.9 96.9 97.4 96.9 99.1 103.8 93.6

Nomura Asset Management share (%) 23% 25% 25% 25% 25% 25% 26%

Domestic public bond investment trusts

Market 12.8 12.3 13.8 12.3 12.6 12.5 11.6

Nomura Asset Management share (%) 44% 44% 44% 44% 44% 44% 45%

ETF

Market 23.3 32.5 30.8 32.5 34.2 37.4 33.6

Nomura Asset Management share (%) 45% 46% 45% 46% 45% 45% 45% 30

1. Based on assets under management (net).

2. Source Investment Trusts Association, Japan.

Wholesale related data

Full year Quarter

(billions of yen) FY2017/18 FY2018/19

FY2016/17 FY2017/18 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Net revenue 739.3 715.3 165.6 211.4 137.3 147.7 128.2 -13.2% -22.6% Non-interest expenses 577.8 614.7 151.6 167.2 144.7 142.7 224.1 57.0% 47.8% Income before income taxes 161.4 100.6 14.0 44.2 -7.4 4.9 -95.9 —

Breakdown of Wholesale revenues1

Full year Quarter

(billions of yen) FY2017/18 FY2018/19

FY2016/17 FY2017/18 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Fixed Income 401.7 341.6 76.7 95.7 57.7 69.6 37.5 -46.0% -51.0% Equities 232.3 261.6 60.9 84.4 54.5 54.2 65.9 21.6% 8.3% Global Markets 634.1 603.2 137.6 180.0 112.2 123.8 103.5 -16.4% -24.8% Investment Banking 105.2 112.1 28.1 31.4 25.1 23.9 24.7 3.6% -11.9% Net revenue 739.3 715.3 165.6 211.4 137.3 147.7 128.2 -13.2% -22.6%

31

1. FY2016/17 and FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018.

Number of employees

FY2016/17 FY2017/18 FY2017/18 FY2018/19

Mar Mar Dec Mar Jun Sep Dec

Japan 16,227 15,819 16,583 15,819 16,474 16,296 16,137

Europe 3,026 3,057 3,054 3,057 3,030 3,020 2,963 Americas 2,314 2,362 2,349 2,362 2,364 2,390 2,384 Asia and Oceania1 6,619 6,810 6,786 6,810 6,873 6,843 6,796 Total 28,186 28,048 28,772 28,048 28,741 28,549 28,280

32

1. Includes Powai office in India.

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